Exhibit 99
                                                                    ----------

NEWS


                                    For further information contact:

                                    Media:
                                    Cliff Bowers, Ext. 4087

(FORT HOWARD LOGO here)



P. O. Box 19130                                         Financial:
Green Bay, WI 54307-9130                                Mike Lempke, Ext. 2492
414/435-8821


FOR RELEASE:  IMMEDIATELY




                 FORT HOWARD EPS SURGES 60% IN SECOND QUARTER

     GREEN BAY, WI - July 23, 1997 - Fort Howard Corporation today reported that net income per share reached $0.77 for the second quarter ending June 30, 1997. That is an increase of 60% compared to $0.48 in the same period of 1996.

     Net sales, operating income, operating margin and earnings per share all increased in the second quarter of 1997 compared to the same period of 1996. Quarterly operating income increased year-on-year for the tenth consecutive quarter.

     "We continue to perform at a very high level due to successful strategies, significant cost and efficiency advantages, as well as a positive economic environment," said Fort Howard Chairman, President and CEO,
Michael T. Riordan. "Fort Howard is delighted to bring this exceptional business momentum to our pending merger with James River Corporation."












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                                     -- Ad One --



                          Operating Income Increases

     Operating income increased 23% to $153,684,000 for the second quarter compared to $124,699,000 for the second quarter of 1996. Operating income increased 22% to $291,921,000 for the first six months of 1997 compared to $238,902,000 for the first six months of 1996. The increase was due to higher sales volume and lower wastepaper costs in both the company's domestic and international operations. Fort Howard's operating income margin for the second quarter of 1997 was 37.4% compared to 31.0% for the second quarter of 1996 and 34.5% in the first quarter of 1997. Fort Howard's operating income margin for the first six months was 35.9% compared to 30.3% for the first six months of 1996.


                                  Net Income

     For the second quarter of 1997, net income before an extraordinary item was $58,889,000 an increase of 62% compared to second quarter 1996 net income before an extraordinary item of $36,377,000. For the first six months of 1997, net income before an extraordinary item was $108,636,000, an increase of 72% compared to the first six months of 1996 net income before an extraordinary item of $63,317,000.

     The net income after an extraordinary item was $0.77 per share in the second quarter of 1997, compared to $0.48 per share in the second quarter of 1996. The net income after extraordinary item was $1.42 per share for the first six months of 1997, compared to $0.91 per share in the first six months of the previous year.

     During the second quarter of 1996, Fort Howard completed a common stock offering resulting in a higher level of outstanding shares in the three- and six-month periods ended June 30, 1997, as compared to l996.








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                                 -- Ad Two --

     Extraordinary losses related to debt prepayments in 1997 and 1996 (see Note to Financial Information) impacted the company's financial performance in the first six months and the second quarters of 1997 and 1996.


                             Net Sales Performance

     For the second quarter, Fort Howard's net sales increased 2.2% to $411,415,000 compared to second quarter 1996 net sales of $402,397,000. Net sales for each of the company's domestic, international and wastepaper brokerage operations increased for the second quarter of 1997 compared to second quarter 1996.

     For the first six months of 1997, Fort Howard's net sales increased 3.0% to $812,174,000 compared to the first six months of 1996 net sales of $788,144,000. Net sales for each of the company's domestic, international, and wastepaper brokerage operations increased for the first six months of 1997 compared to the first six months of 1996.

     Fort Howard is a leading manufacturer and marketer of consumer tissue products for both the away-from-home and at-home markets in the United States and United Kingdom.

     In the domestic at-home market, its principal brands include Mardi Gras printed napkins (which holds the leading domestic market position) and paper towels, Soft 'N Gentle bath and facial tissue, So-Dri paper towels, and Green Forest, the leading domestic line of environmentally positioned recycled tissue paper products. Prominent away-from-home market brands include the Preference Ultra line of premium products, Preference near-premium products, and the Envision line of environmentally positioned products.

(Financial information and note follow on separate pages. The note is an integral part of these statements.)

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                           FORT HOWARD CORPORATION
                      CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)


                                   Three Months Ended       Six Months Ended
                                        June 30,                June 30,
                                   ------------------       ----------------
                                    1997        1996        1997        1996
                                    ----        ----        ----        ----
                                    (In thousands, except per share amounts)

Net sales.......................  $411,415   $402,397     $812,174   $788,144
Cost of sales...................   225,821    243,487      454,861    481,856
                                  --------   --------     --------   --------
Gross income....................   185,594    158,910      357,313    306,288
Selling, general and
  administrative................    31,910     34,211       65,392     67,386
                                  --------   --------     --------   --------
Operating income................   153,684    124,699      291,921    238,902
Interest expense................    57,156     66,201      115,018    136,974
Other expense (income), net.....       655        475        1,435      1,038
                                  --------   --------     --------   --------
Income before taxes.............    95,873     58,023      175,468    100,890
Income tax expense .............    36,984     21,646       66,832     37,573
                                  --------   --------     --------   --------
Net income before
  extraordinary item............    58,889     36,377      108,636     63,317
Extraordinary item -- loss
  on debt repurchases, net......      (601)    (3,340)      (1,928)    (3,340)
                                  --------   --------     --------   --------
Net income .....................  $ 58,288   $ 33,037     $106,708   $ 59,977
                                  ========   ========     ========   ========

Net income per share:
  Before extraordinary item.....  $   0.78   $   0.53     $   1.45   $   0.96
  Extraordinary item............     (0.01)     (0.05)       (0.03)     (0.05)
                                  --------   --------     --------   --------
  Net income....................  $   0.77   $   0.48     $   1.42   $   0.91
                                  ========   ========     ========   ========

Average shares outstanding......    75,215     68,759       74,875     66,066
                                  ========   ========     ========   ========


















                            FORT HOWARD CORPORATION
                         CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)
                                                   June 30,    December 31,
                                                     1997          1996
                                                   --------    ------------
Assets                                                 (In thousands)
  Current assets:
    Cash and cash equivalents.................   $    4,107     $      759
    Receivables, less allowances of $3,389 in
      1997 and $3,343 in 1996.................       77,466         63,194
    Inventories...............................      150,061        151,248
    Deferred income taxes.....................       48,000         60,000
    Income taxes receivable...................           --         10,121
                                                 ----------     ----------
      Total current assets....................      279,634        285,322

  Property, plant and equipment...............    2,092,311      2,057,446
    Less:  Accumulated depreciation...........      856,067        809,650
                                                 ----------     ----------
      Net property, plant and equipment.......    1,236,244      1,247,796

  Other assets................................       69,964         82,262
                                                 ----------     ----------
      Total assets............................   $1,585,842     $1,615,380
                                                 ==========     ==========
Liabilities and Shareholders' Deficit
  Current liabilities:
    Accounts payable..........................   $  106,402     $  131,205
    Interest payable..........................       58,015         60,443
    Income taxes payable......................        3,684          7,700
    Other current liabilities.................       80,649        110,357
    Current portion of long-term debt.........        7,015         11,972
                                                 ----------     ----------
      Total current liabilities...............      255,765        321,677

  Long-term debt..............................    2,332,196      2,451,373
  Deferred and other long-term income taxes...      259,561        247,464
  Other liabilities...........................       48,517         49,703

  Shareholders' deficit:
    Common Stock..............................          762            744
    Additional paid-in capital................    1,148,971      1,108,976
    Cumulative translation adjustment.........        2,636          4,717
    Retained deficit..........................   (2,462,566)    (2,569,274)
                                                 ----------     ----------
      Total shareholders' deficit.............   (1,310,197)    (1,454,837)
                                                 ----------     ----------
      Total liabilities and shareholders'
        deficit...............................   $1,585,842     $1,615,380
                                                 ==========     ==========












                           FORT HOWARD CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                       Six Months Ended
                                                           June 30,
                                                      ------------------
                                                      1997          1996
                                                      ----          ----
                                                        (In thousands)

Cash provided from (used for) operations:
  Net income ...................................  $ 106,708      $  59,977
  Depreciation..................................     51,569         50,231
  Non-cash interest expense.....................      7,200          6,645
  Deferred income tax expense...................     22,745         11,975
  Pre-tax loss on debt repurchases..............      3,186          5,519
  Decrease in restricted cash...................     14,916             --
  (Increase) decrease in receivables............    (14,272)        10,639
  Decrease in inventories.......................      1,187         27,453
  Decrease in income taxes receivable...........     10,121             --
  Decrease in accounts payable..................    (24,803)        (8,769)
  Decrease in interest payable..................     (2,428)        (3,391)
  Increase (decrease) in income taxes payable...     (4,016)         1,282
  All other, net................................    (38,069)        (8,891)
                                                  ----------     ---------
    Net cash provided from operations ..........    134,044        152,670

Cash used for investment activity:
  Additions to property, plant and equipment....    (44,403)       (24,384)

Cash provided from (used for) financing
  activities:
  Proceeds from long-term borrowings............     36,300            192
  Repayment of long-term borrowings.............   (159,550)      (332,529)
  Debt issuance costs...........................         --         (1,481)
  Issuance of Common Stock, net of
    offering costs..............................     36,957        205,318
                                                  ----------     ---------
    Net cash used for financing activities......    (86,293)      (128,500)
                                                  ----------     ---------
Increase (decrease) in cash.....................      3,348           (214)

Cash at beginning of period.....................        759            946
                                                  ----------     ---------

  Cash at end of period.........................  $   4,107      $     732
                                                  ==========     =========














FORT HOWARD CORPORATION
NOTE TO FINANCIAL INFORMATION
(Unaudited)

1. The Company's net income in the first six months and second quarter of 1997 was decreased by an extraordinary loss of $1.9 million and $0.6 million (net of income taxes of $1.3 million and $0.4 million), respectively, representing the write-off of deferred loan costs associated with the prepayment of a portion of the outstanding indebtedness under the 1995 Bank Credit Agreement. The Company's net income in the first six months and the second quarter of 1996 was decreased by an extraordinary loss of $3.3 million (net of income taxes of $2.2 million) representing the write-off of deferred loan costs associated with the prepayment of a portion of the outstanding indebtedness under the 1995 Bank Credit Agreement.



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